Exhibit 99.1

1. The material terms and conditions of the ECCA are set forth below.

Summary of Terms of ECCA[1]
DIP Loan Conversion See ECCA § 1.1(c)	As consideration for the termination and cancellation of the Aggregate Tranche B DIP Obligations Amount and the termination and release of the guarantees and security interests related thereto, Reorganized AVH shall issue to each Supporting Tranche B Lender such number of AVH Shares as is equal to 40,000,000 multiplied by the percentage set forth opposite the name of such Supporting Tranche B Lender in column (W) on Schedule I.

Equity Contributions See ECCA § 1.1(a), (b), Sch. I

Each Supporting Tranche B Lender (other than United Airlines) shall purchase from Reorganized AVH, and Reorganized AVH shall issue to such Supporting Tranche B Lender such number of AVH Shares as is equal to 40,000,000 multiplied by the percentage set forth opposite the name of such Supporting Tranche B Lender in column (X) on Schedule I and, as consideration therefor, such Supporting Tranche B Lender shall pay the amount set forth opposite the name of such Supporting Tranche B Lender on Schedule I.

United Airlines shall purchase from Reorganized AVH, and Reorganized AVH shall issue to United Airlines such number of AVH Shares as is equal to 40,000,000 multiplied by the percentage set forth opposite the name of United Airlines in column (X) on Schedule I and, as consideration therefor, United Airlines shall make the contributions set forth in the United Asset Contribution Agreement.

United Asset Contribution Agreement See ECCA § 4.19 and Ex. G

Form of United Airlines Equity Contribution. United Airlines shall provide its Equity Contribution in the form of a beneficial interest in a New York-law irrevocable trust (the “Trust”) containing the Contributed Aircraft Assets, which (1) upon the issuance of the beneficial interest in the Trust to Reorganized AVH and (2) the consummation of the irrevocable transfer of the United Asset Contribution Commitment Items shall constitute full satisfaction of the United Asset Contribution Commitment and shall entitle United Airlines thereafter to receive the number of AVH Shares set forth opposite the name of United Airlines on Schedule I of the ECCA.

[1]

This summary chart is intended for illustrative purposes only, presents only a simplified version of certain terms contained in the ECCA, and is qualified in its entirety by the terms of the ECCA. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the ECCA.

Trust Assets. On or prior to the Plan Effective Date (and the “Closing Date” under the ECCA), United Airlines shall establish the Trust and irrevocably transfer to the Trust all of United Airlines’ rights, title, and interest in nine A319 aircraft, together with airframes, engines, parts, appliances and associated books and records, and AVH shall become a beneficiary of the Trust. United Airlines may contribute other assets, including cash or other liquid assets to the Trust for the purpose set forth in the United Asset Contribution Agreement Term Sheet.

Estimated Value. The Estimated Value for the Contributed Aircraft Assets is $[REDACTED] in the aggregate, or $[REDACTED] per Aircraft.

Distribution of Proceeds from Contributed Aircraft Asset Sales. The Trust shall distribute all cash assets of the Trust, including proceeds from the sale of the United Asset Contribution Commitment Items, promptly upon receipt. Reorganized AVH shall be entitled to receive the first $[REDACTED] of proceeds or cash received or held as the Trust property. After the Trust has distributed to Reorganized AVH an amount equal in the aggregate to the United Commitment Amount, the Trust shall distribute all proceeds in excess of the United Commitment Amount to United Airlines. Until the United Commitment Amount has been distributed by the Trust to Reorganized AVH, United Airlines’ right to any distributions from the Trust shall be fully subordinate to the interests of Reorganized AVH.

United Airlines Backstop. If the sale of the United Asset Contribution Commitment Items have not generated or the Trust has not distributed to Reorganized AVH proceeds equal to the United Asset Contribution Commitment by the one-year anniversary of the Plan Effective Date, then United Airlines shall either (x) transfer to the Trust within 10 business days following the Distribution Deadline (as defined in the United Asset Contribution Agreement Term Sheet) cash or other liquid assets in an amount at least equal to the Distribution Shortfall (as defined in the United Asset Contribution Agreement Term Sheet) (in which case the Trustee shall promptly distribute such cash or the proceeds of such other liquid assets in an amount at least equal to the Distribution Shortfall to Reorganized AVH, or (y) if United

Airlines does not make such transfer(s) to the Trust, then the Distribution Deadline shall be extended and shall be deemed to be the two-year anniversary of the Plan Effective Date, and the United Commitment Amount shall be deemed to be increased by 15% of the Distribution Shortfall as of the original Distribution Deadline and the provisions of the United Asset Contribution Agreement Term Sheet shall apply with respect to such revised Distribution Deadline and revised United Commitment Amount, except that, no later than 10 business days following the extended Distribution Deadline, United Airlines shall be required to comply with clause (x) and clause (y) shall not apply.

Conditions to Closing See ECCA §§ 5.1–5.4

Each Party:

1. There shall be no governmental order, law, or regulation prohibiting the implementation of the Plan or the transactions contemplated by the ECCA.

2. Certain antitrust, foreign direct investment, and other material regulatory approvals required to consummate the transactions contemplated by the ECCA shall have been obtained.

3. The Bankruptcy Court shall have entered the ECCA Approval Order, Disclosure Statement Order, and Confirmation Order, all in form and substance reasonably acceptable to the Required Supporting Tranche B Lenders, and such orders have become final.

4. All conditions precedent to the effectiveness of the Plan shall have been satisfied or waived.

5. The Plan Effective Date shall have occurred or shall be deemed to have occurred concurrently with the Closing.

Supporting Tranche B Lenders:

1. Each of the representations and warranties of the AVH Parties shall be true and correct (subject to the standards set forth in the ECCA) as of the date of the ECCA and the Closing Date (or such other specified date, if applicable).

2. The AVH Parties shall have performed and complied, in all material respects, with their obligations under the ECCA.

3. No Material Adverse Effect shall have occurred and be continuing.

Conditions to Closing See ECCA §§ 5.1–5.4

Each Party:

1.  There shall be no governmental order, law, or regulation prohibiting the implementation of the Plan or the transactions contemplated by the ECCA.

2.  Certain antitrust, foreign direct investment, and other material regulatory approvals required to consummate the transactions contemplated by the ECCA shall have been obtained.

3.  The Bankruptcy Court shall have entered the ECCA Approval Order, Disclosure Statement Order, and Confirmation Order, all in form and substance reasonably acceptable to the Required Supporting Tranche B Lenders, and such orders have become final.

4.  All conditions precedent to the effectiveness of the Plan shall have been satisfied or waived.

5.  The Plan Effective Date shall have occurred or shall be deemed to have occurred concurrently with the Closing.

Supporting Tranche B Lenders:

1.Eachof the representations and warranties of the AVH Parties shall be true and correct (subject to the standards set forth in the ECCA) as of the date of the ECCA and the Closing Date (or such other specified date, if applicable).

2.TheAVH Parties shall have performed and complied, in all material respects, with their obligations under the ECCA.

3.  No Material Adverse Effect shall have occurred and be continuing.

4.  All AVH Shares have been validly issued, fully paid and non-assessable (subject to the making of the payments of contributions required to be made by the Supporting Tranche B Lenders under the ECCA), and free and clear of all Taxes, Liens, pre-emptive rights, rights of first refusal, subscription and similar rights except as set forth in applicable securities laws, the Articles of Association, or the Shareholders’ Agreement.

5.  The agreements governing the New Reorganized Debt, which shall be in form and substance reasonably acceptable to the Required Supporting Tranche B Lenders, shall have become effective.

6.  The Debtors shall have complied with the terms of the Plan in all material respects and the conditions to the occurrence of the Plan Effective Date shall have been satisfied or waived.

7.  The AVH Parties shall have paid all Expense Reimbursements accrued through the Closing Date.

8.  The Supporting Tranche B Lenders shall have received a certificate of the CEO or CFO of the Company confirming the satisfaction of certain of the foregoing conditions to Closing.

9.  Neither the Company nor any of its Subsidiaries shall have entered into any Contract or written agreement with respect to any Alternative Transaction (or proposed or resolved to do so).

10.  The AVH Parties shall have delivered to the Supporting Tranche B Lenders certain closing deliverables specified in the ECCA.

United Airlines:

1.  Satisfaction (or express written waiver by the Required Supporting Tranche B Lenders) of each of conditions set forth above under the heading “Supporting Tranche B Lenders.”

2.  Satisfaction (or express written waiver by United Airlines) of each of the United Conditions.

3.  Execution of the United Asset Contribution Agreement.

4.  Entry of the ECCA Approval Order, the Disclosure Statement Order, and the Confirmation Order, each as reasonably acceptable to United Airlines in respect of provisions relating to the United Conditions, the United Omnibus Amendment, the United Asset Contribution Commitment, the United Asset Contribution Commitment Items, and the United Asset Contribution Agreement.

AVH Parties:

1.  Each of the representations and warranties of the Supporting Tranche B Lenders shall be true and correct (subject to the standards set forth in the ECCA) as of the date of the ECCA and the Closing Date (or such other specified date, if applicable).

2.  The Supporting Tranche B Lenders shall have performed and complied, in all material respects, with their obligations contained in the ECCA.

3.  The Supporting Tranche B Lenders shall have delivered to the AVH Parties certain closing deliverables specified in the ECCA.

seeking authority to propose, join in or participate in the formation of, any actual or proposed Alternative Transaction by any of the AVH Parties; or an announcement by any of the AVH Parties to take any of the foregoing actions;

•  any amendment or modification to, or filing a pleading seeking authority to amend or modify, the Plan or any of the definitive documents and agreements governing the transactions contemplated thereby that is materially inconsistent with the ECCA or the Plan without the prior written consent of the Required Supporting Tranche B Lenders; the suspension or revocation of the Transaction Documents; or an announcement by the Company or any other AVH Party of its intention to take any of the foregoing actions; and

•  failure of the AVH Parties to timely pay the fees and expenses as set forth in the ECCA, including the Expense Reimbursement, which is not cured by the fifth (5th) business day after receipt of written notice of such failure.

No Shop / Fiduciary Out and Alternative Transactions See Article ECCA §§ 4.16, 7.1(d)(ii)

Until the entry of the Confirmation Order, the Debtors may engage in (but may not initiate or solicit) discussions and negotiations regarding Alternative Transactions if the Company Board determines in good faith, after considering the advice of its professional advisors, that an unsolicited Alternative Transaction Proposal received constitutes, or could reasonably be expected to result in, a Superior Transaction, and that the failure to pursue such Alternative Transaction Proposal would reasonably be expected to result in a breach of or be inconsistent with the Company Board’s fiduciary duties. Otherwise, the Debtors are restricted from initiating, soliciting, discussing and negotiating Alternative Transactions.

Prior to the entry of the Confirmation Order, the Company or any other AVH Party may enter into a binding agreement with respect to an Alternative Transaction that the Company Board determines to be a Superior Transaction in accordance with the ECCA and terminate the ECCA but must pay the Break Fee prior to or concurrently with such termination of the ECCA.

Milestones See ECCA § 4.14(a)

•  Entry of the order granting this Motion no later than 30 business days after the Execution Date.

•  Entry of the Disclosure Statement Order no later than 30 business days after the Execution Date.

•  Entry of the Confirmation Order no later than 60 days after the entry of the Disclosure Statement Order.

Expense Reimbursement See ECCA § 4.7

The Debtors must pay all reasonable and documented fees and out-of-pocket expenses of (i) specified counsel to the Supporting Tranche B Lenders, (ii) Houlihan Lokey Capital, Inc., as financial advisor to the Supporting Tranche B Lenders, (iii) all other professionals, advisors, and consultants retained by any one or more Supporting Tranche B Lenders in connection with the Chapter 11 Cases and/or the transactions contemplated by the ECCA or the Plan where advice is reasonably required; and (iv) local counsel in each jurisdiction where the advice of local counsel is reasonably required by the Supporting Tranche B Lenders in connection with the Chapter 11 Cases and/or the transactions contemplated by the ECCA or the Plan.

As part of the Expense Reimbursement, the Debtors anticipate paying a $4.5 million transaction fee to Houlihan Lokey Capital, Inc., net of a portion of their accrued monthly fees, in accordance with the terms set forth in the engagement letter attached to this Motion as Exhibit C (the “Houlihan Engagement Letter”).

The Expense Reimbursement obligations will be administrative expenses, pari passu with the Tranche B Obligations.

Indemnification Obligations See ECCA § 6.1	The AVH Parties shall, jointly and severally, indemnify and hold harmless each Supporting Tranche B Lender and each other Indemnified Person from and against any and all losses, claims, damages, liabilities and costs and expenses (other than Taxes of any Indemnified Person, except to the extent otherwise provided for in the ECCA) actually sustained, incurred or suffered by any Indemnified Person (collectively, “Losses”), in each case, to the extent arising out of a claim asserted by a third-party in connection with the ECCA or the transactions contemplated thereby, including the Equity Conversion or Equity Raise, or any claim, challenge, litigation, investigation or proceeding to the extent relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the AVH Parties, their respective equity holders,

Indemnification Obligations See ECCA § 6.1

The AVH Parties shall, jointly and severally, indemnify and hold harmless each Supporting Tranche B Lender and each other Indemnified Person from and against any and all losses, claims, damages, liabilities and costs and expenses (other than Taxes of any Indemnified Person, except to the extent otherwise provided for in the ECCA) actually sustained, incurred or suffered by any Indemnified Person (collectively, “Losses”), in each case, to the extent arising out of a claim asserted by a third-party in connection with the ECCA or the transactions contemplated thereby, including the Equity Conversion or Equity Raise, or any claim, challenge, litigation, investigation or proceeding to the extent relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the AVH Parties, their respective equity holders, Affiliates, creditors or any other Person, and reimburse each Indemnified Person promptly upon demand for reasonable and documented out-of-pocket (with such documentation subject to redaction only to preserve attorney client and work product privileges) legal (including attorneys’ fees and expenses) or other third-party expenses actually incurred in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding to the extent relating to any of the foregoing (including in connection with the enforcement of the indemnification obligations set forth in the ECCA), irrespective of whether or not the transactions contemplated by ECCA or the Plan are consummated or whether or not ECCA is terminated; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to or be available in respect of Losses (a) of any Indemnified Person that is an Affiliate or otherwise related to a Defaulting Tranche B Lender, (b) to the extent such Losses are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the fraud, bad faith, gross negligence or willful misconduct of such Indemnified Person or (c) to the extent such Losses arise out of any claim, challenge, litigation, investigation or proceeding brought by any of the AVH Parties, their respective equity holders, Affiliates, creditors or any other Person for a breach of or failure to comply with or perform any of the terms of ECCA or the DIP Credit Agreement by such Indemnified Person or any Supporting Tranche B Lender that is an Affiliate or otherwise related to such Indemnified Person. The foregoing indemnity will not be available to any Defaulting Tranche B Lender.

The indemnification obligations are administrative expenses, pari passu with the Tranche B Obligations.

Governance See Ex. B of ECCA (Shareholders’ Agreement)

Board of Directors: In addition to an executive team overseeing day-to-day operations, Reorganized AVH will be governed by a Board consisting initially of nine (9) members, which may be increased up to eleven (11) members upon the appointment of two (2) additional Principal Investors, designated as follows:

•  One (1) director shall be the Company’s then-serving Chief Executive Officer;

•  One (1) director shall be designated by each Principal Investor (initially at least four (4), and potentially up to six (6)) for so long as such Holder is a Principal Investor;

•  Four (4) directors initially (one of which shall initially be selected in consultation with the Creditors’ Committee), and each replacement director once a Principal Investor ceases to be entitled to appoint a director, will be independent and unaffiliated with any of the Principal Investors, and will (i) until the completion of the Exchange Listing, be designated by a majority of the directors appointed by the Principal Investors, and, (ii) following the Exchange Listing, be elected by Holders representing more than 50% of the then-issued and outstanding voting equity securities of the Company.

Management Incentive Equity: All Holders will be ratably diluted by equity granted under equity plans adopted after the Closing, which such equity plans shall be subject to the prior approval of at least two (2) (which amount shall be increased to three (3) for so long as there is at least one (1) Additional Principal Investor) Principal Investors holding a majority-in-interest of the issued and outstanding Common Equity held by the Principal Investors.